April 11, 2019

J. Mel Sorensen, M.D.
Chief Executive Officer
Galera Therapeutics, Inc.
2 W Liberty Blvd #100
Malvern, PA 19355

       Re: Galera Therapeutics, Inc.
           Draft Registration Statement on Form S-1
           Submitted on March 15, 2019
           CIK No. 0001563577

Dear Dr. Sorensen:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Overview, page 1

1. Regarding the last sentence of the first paragraph, please clarify or otherwise emphasize that, to date, the FDA has not approved GC4419 for any indication. Please make conforming revisions, as necessary, throughout the prospectus. Background on Superoxide Dismutases and Our Dismutase Mimetics , page 2

2. In the last sentence of the second paragraph please clarify, if true, that you are developing dismutase mimetics to have the essential features you note. In this regard, we note the
       FDA has not yet approved any of your product candidates as being safe and effective for any indication. Please make conforming revisions, as necessary, throughout the
 J. Mel Sorensen, M.D.
FirstName LastNameJ. Mel Sorensen, M.D.
Galera Therapeutics, Inc.
Comapany NameGalera Therapeutics, Inc.
April 11, 2019
April 2 2019 Page 2
Page 11,
FirstName LastName
         prospectus.
Implications of Being an Emerging Growth Company, page 7

3. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors, page 12

4. Please add risk factor disclosure addressing the risks to investors posed by the exclusive forum provision in your fifth amended and restated certificate of incorporation. Please note that we may have additional comments once you file the certificate of incorporation and we review it.
Use of Proceeds, page 72

5. We note your disclosure that you intend to use net proceeds to fund the clinical development of GC4419 and GC4711. Please specify how far in the development of each of the listed clinical trials you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Share Based Compensation
Estimating the Value of Common Stock, page 92

6. Please revise your disclosure to include the dates the common stock valuations were performed, as well as the estimated fair value of your common stock as determined by a third party valuation and BOD consideration of the objective and subjective factors described at page 92.
7. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Choice of Forum, page 155

8. We note that your forum selection provision will identify the Court of Chancery of the
         State of Delaware as the exclusive forum for certain litigation, including any "derivative
 J. Mel Sorensen, M.D.
Galera Therapeutics, Inc.
April 11, 2019
Page 3
      action." Please disclose whether this provision applies to actions arising under the
      Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
Notes to Consolidated Financial Statements
10. Stock Based Compensation, page F-18

9. Please disclose the policy choice made for either estimating expected forfeitures or recognizing forfeitures as they occur. Refer to ASC paragraph 718-10-50-2(m).
        You may contact Christine Torney at (202) 551-3652 or Lisa Vanjoske at
(202) 551-
3614 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Dietrich King at
(202) 551-
8071 with any other questions.



                                                             Sincerely,
FirstName LastNameJ. Mel Sorensen, M.D.
                                                             Division of
Corporation Finance
Comapany NameGalera Therapeutics, Inc.
                                                             Office of
Healthcare & Insurance
April 11, 2019 Page 3
cc:       Nathan Ajiashvili, Esq.
FirstName LastName